This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

     LMM LLC



     By__/s/ Nicholas C. Milano______
          Chief Compliance Officer


     Legg Mason Opportunity Trust,
     a portfolio of Legg Mason Investment Trust, Inc.



     By__/s/ Gregory T. Merz_________